


09057018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49021

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>January 1, 2008</u> AND ENDING <u>December 31, 2008</u>
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pentalpha Capital, LLC

OFFICIAL USE ONLY
40393
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Greenwich Office Park North

(No. and Street)

Greenwich   CT   06831

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jill Callahan   203-660-6100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lipsky Goodkin & P.C.

(Name – *if individual, state last, first, middle name*)

120 West 45th Street New York, NY 10036

(Address)   (City)   (State)   (Zip Code)

SEC Mail Processing
Section

FEB 27 2009

Washington, DC
111

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Jill Callahan__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Pentalpha Capital LLC__ , as of __December 31,__ , 20__08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__PRESIDENT__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LIPSKY, GOODKIN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
120 WEST 45TH STREET
NEW YORK, NEW YORK 10036

(212) 840-6444
FAX (212) 921-7186

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

N.Y. STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Pentalpha Capital, LLC

We have audited the accompanying Statement of Financial Condition of Pentalpha Capital, LLC as of December 31, 2008 and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pentalpha Capital, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules of computation of net capital and supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lipsky, Goodkin & Co., P.C.

February 17, 2009

-3-

PENTALPHA CAPITAL, LLC

BALANCE SHEET

FOR THE YEAR ENDED DECEMBER 31, 2008

ASSETS

Cash	$472,932
Receivable from brokers - clearance account	357,530
Securities and/or other investments	
not readily marketable-at cost	29,300
Prepaid assets	45,155
TOTAL ASSETS	**$904,917**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	75,445
Payable to broker - clearance account	220,000
Due to related entity	100,000
Total liabilities	395,445
COMMITMENTS (Note 4)	
MEMBERS' EQUITY	509,472
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$904,917**

See Notes to Financial Statements.

PENTALPHA CAPITAL, LLC

STATEMENT OF INCOME

DECEMBER 31, 2008

REVENUES		
Principal trading	$	353,230
Interest		8,024
Total revenues		361,254
EXPENSES		
Employee compensation and benefits		1,089,113
Occupancy costs		45,718
Other operating expenses		93,305
Payroll taxes		63,263
Total		1,291,399
Shared salary expenses reimbursed - related party		(1,142,510)
Total expenses		148,889
NET INCOME	$	212,365

See Notes to Financial Statements.

PENTALPHA CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

DECEMBER 31, 2008

MEMBERS' EQUITY	
Balance, January 1, 2008	$ 407,107
Net income for the year	212,365
Distributions	(110,000)
Balance, December 31, 2008	$ 509,472

See Notes to Financial Statements.

PENTALPHA CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	212,365
Changes in:		
Accounts receivable		117,500
Receivable from broker		(6,856)
Prepaid assets		(45,155)
Accounts payable and accrued expenses		14,810
Payable to broker		40,000
Due to related entity		100,000
Net cash provided by operating activities		432,664
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
Capital Distributions		(110,000)
NET INCREASE IN CASH		322,664
CASH - BEGINNING OF YEAR		150,268
CASH - END OF YEAR	$	472,932

See Notes to Financial Statements.

PENTALPHA CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1 - THE COMPANY

Pentalpha Capital, LLC, (the "Company"), was formed in the State of New York, to act as a broker-dealer in the securities industry. It commenced operations on January 1, 1997 to, among other things, act as a conduit between a buyer and seller in various financial trades, and to provide consulting and advisory services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The Company was formed as a Limited Liability Company and therefore will not pay corporation income taxes as the income is taxed directly to the members.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. They also affect reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum "net capital" as defined under such rule.

As of December 31, 2008, the Company's net capital was computed to be $377,487 exceeding its minimum requirements of $5,030 by $372,457.

NOTE 4 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in banks which at times exceed the Federal Deposit Insurance Corporation limit of up to $250,000 per account.

NOTE 5 - 401K SAVINGS AND INVESTMENT PLAN

The Company has a contributory 401K Savings and Investment Plan covering all employees who meet length of service requirements. Total 401K expense, for the year ended December 31, 2008, was $11,493.

NOTE 6 - RELATED PARTIES

For the year ending December 31, 2008, the Company received $1,242,510 from commonly owned related entities of which $1,142,510 was to cover shared payroll and office expenses and $100,000 is included as due to related entity.

PENTALPHA CAPITAL, LLC

SUPPLEMENTAL MATERIAL

DECEMBER 31, 2008

PENTALPHA CAPITAL, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

IN ACCORDANCE WITH RULE 15c3-1 UNDER THE S.E.C. ACT OF 1934

DECEMBER 31, 2008

NET CAPITAL

Total members' equity per focus report	$ 632,685
Audit adjustments:	
Additional assets	41,010
Additional liabilities	(164,223)
Total members' equity per audited financial statements	509,472
Less: Non-allowable assets	(131,985)
Net capital	$ 377,487

AGGREGATE INDEBTEDNESS:

Accounts payable and accrued expenses	$ 75,445
Total aggregated indebtedness	$ 75,445

CAPITAL REQUIREMENTS

Minimum dollars net capital required	$ 5,000
6-2/3% of aggregate indebtedness	$ 5,030
Greater of capital requirements	$ 5,030
Excess net capital	372,457
Net capital	$ 377,487

See Notes to Financial Statements.

PENTALPHA CAPITAL, LLC

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2008

The Company is exempt from rule 15c 3-3 as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Clearing Firm SEC No.	Name	Product Code
8-8177	Citigroup Global Markets Inc.	All

LIPSKY, GOODKIN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
120 WEST 45TH STREET
NEW YORK, NEW YORK 10036

(212) 840-6444
FAX (212) 921-7186

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

N.Y. STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Pentalpha Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Pentalpha Capital, LLC for the year ended December 31, 2008, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17 a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-15(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may became inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 17, 2009
New York, New York

PENTALPHA CAPITAL, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTAL MATERIAL

PER SEC RULE X-17A-5

DECEMBER 31, 2008

(WITH INDEPENDENT AUDITORS' REPORT)

LIPSKY, GOODKIN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PENTALPHA CAPITAL, LLC

DECEMBER 31, 2008

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